20549-0408

November 22, 2005

Roger B. Whaley
President
Carolina National Corporation
1350 Main Street
Columbia, South Carolina 29201

**Re: Carolina National Corporation**
   **Form SB-2, amendment number 1, filed November 15, 2005**
   **File Number 333-128744**
   **Form 10-QSB, for the quarter September 30, 2005**
   **File Number 0-50257**

Dear Mr. Whaley:

   We have reviewed your amended Form SB-2 and latest Form 10-QSB and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Underwriting, page 62

1.   We note your response to prior comment 14. Please revise your disclosure to clarify that, in the event that there is a change in the offering price, those persons who have purchased

shares prior to the change or in reliance upon the older version of the prospectus will have the opportunity to make a new investment decision, in which they will have their funds returned and will then have the opportunity to reinvest in Carolina National at the new price.

Financial Statements for the period ended September 30, 2005
Note 3: Stock Based Compensation, page F-31

2.      Refer to prior comment 23.  We note in your response that you initially used the contractual life of the options as its expected life in determining the fair value of the options, which is not consistent with the requirements of SFAS 123.  Please revise to disclose how you determined 7 years to be the appropriate expected life of the options.

3.      Refer to prior comment 23 and revise to disclose if you changed the assumed expected life prospectively or retroactively and how you considered the need to provide APB 20 type disclosures for any restated periods.

4.      Refer to prior comment 23 and revise to disclose how you considered the need to adjust the risk free rate utilized in the fair value calculations based on the change in the expected life.  Refer to paragraph 19 of SFAS 123.

5.      Please re-insert the second paragraph of footnote 3 of the interim financial information, which was included in the initial SB-2 or provide similar disclosure discussing the change in the assumed expected life of the options.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Margaret Fitzgerald at 202-551-3556, or to Paul Cline, Senior Accountant, at 202-551-3851.  Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,


Christian Windsor
Special Counsel


By fax : George S. King
          Fax number 803-765-1243